North America Structured Investments

J.P.Morgan

2yr Buffered Digital Notes linked to the relative performance of XLF and XLU

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Index:	The Financial Sector SPDR Fund (the "Long Fund") and the Utilities Select Sector SPDR Fund (the "Short Fund")
Contingent Digital Return:	At least 22.70%*
Buffer Amount:	5.00%
Downside Threshold:	-5.00%
Final Value:	Closing level on the Observation Date with respect to each fund
Initial Value:	Closing level on the Pricing Date with respect to each fund
Long Fund Return:	The Fund Return of the Long Fund
Short Fund Return:	The Fund Return of the Short Fund
Relative Return:	Long Fund Return – Short Fund Return
Fund Return*:**	(Final Value – Initial Value) / Initial Value
Pricing Date:	September 29, 2017
Observation Date:	September 25, 2020
Maturity Date:	October 4, 2020
CUSIP:	46647MNE9
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/46647MNE9/doctype/Product_Termsheet/document.pdf

For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, see the hyperlink above.

Payment at Maturity

If the Long Fund Return is greater than or equal to the Short Fund Return, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Contingent Digital Return)

If the Long Fund Return is less than the Short Fund Return but the Relative Return is greater than or equal to the Downside Threshold, you will receive the principal amount of your notes at maturity.

If the Long Fund Return is less than the Short Fund Return and the Relative Return is less than the Downside Threshold, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Relative Return + Buffer Amount)]

In no event, however, will the payment at maturity be less than $50.00 per $1,000 principal amount note, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

* The final Contingent Digital return will be provided in the Pricing Supplement and will not be less than 22.70%.
**The hypothetical returns and hypothetical payments on the Notes shown to the right apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.
***With respect to each Index

Hypothetical Returns on the Notes at Maturity**

The following table illustrates the hypothetical total return and payment at maturity on the notes linked to the relative performance of two hypothetical Indices.

Hypothetical Relative Return	Hypothetical Note Return	Hypothetical Payment at Maturity
80.00%	22.70%	$1,227.00
50.00%	22.70%	$1,227.00
30.00%	22.70%	$1,227.00
22.70%	22.70%	$1,227.00
10.00%	22.70%	$1,227.00
5.00%	22.70%	$1,227.00
0.00%	22.70%	$1,227.00
-2.50%	0.00%	$1,000.00
-5.00%	0.00%	$1,000.00
-10.00%	-5.00%	$950.00
-20.00%	-15.00%	$850.00
-30.00%	-25.00%	$750.00
-50.00%	-45.00%	$550.00
-80.00%	-75.00%	$250.00
-100.00%	-95.00%	$50.00

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

J.P.Morgan

2yr Buffered Digital Notes linked to the relative performance of XLF and XLU

Selected Risks

- Your investment in the notes may result in a loss.
- Payment on the notes at maturity is subject to our credit risk. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of our creditworthiness.
- Your maximum gain on the notes is limited to the Contingent Digital Return.
- As a finance subsidiary, the Issuer has no independent operations and has limited assets.
- The return on the notes is based on the performance of the Long Fund minus the performance of the Short Fund.
- Changes in the Long Fund may be offset or negated entirely by changes in the Short Fund.
- Poor performance by the Long Fund or strong performance by the Short Fund will negatively affect your return at maturity.
- The performance and market value of each Fund, particularly during periods of market volatility, may not correlate with the performance of that Fund's Underlying Index as well as the Net Asset Value.
- The anti-dilution protection for the Fund is limited.
- The Long Fund is subject to risks associated with the Financial Sector
- The Short Fund provides exposure to the Utilities Sector
- No interest payments, dividend payments or voting rights.
- The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes.

Selected Risks (continued)

- The estimated value will be lower than the original issue price (price to public) of the notes.
- The estimated value is not determined by references to our credit spreads for our conventional fixed rate debt.
- The estimated value does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than JPMS's current estimated value for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" in the applicable preliminary pricing supplement for additional information.

Additional Information

SEC Legend: JPMorgan Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters. This material is not a product of J.P. Morgan Research Departments.

Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-209682 and 333-209682-1

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com